Exhibit 99.2

BAOZUN INC.
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ: BZUN)

NOTICE OF ANNUAL GENERAL MEETING

To be held on September 6, 2016

NOTICE IS HEREBY GIVEN that an annual general meeting of Baozun Inc. (the “Company”) will be held at Building B, No. 1268 Wanrong Road, Shanghai, 200436, China on September 6, 2016 at 10:00 a.m., Beijing time (or 10:00 p.m. on September 5, 2016, EDT), for the purposes of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1. Re-election of Mr. Steve Hsien-Chieng Hsia as a director of the Company;

2. Re-election of Mr. Benjamin Changqing Ye as a director of the Company;

3. Authorization of each of the directors of the Company to take any and every action that might be necessary to effect the foregoing resolutions 1 to 2 as such director, in his or her absolute discretion, thinks fit.

The Board of Directors of the Company has fixed the close of business on August 5, 2016 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to attend and vote at the annual general meeting or any adjournment or postponement thereof.

You are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying proxy form in any event no later than 48 hours before the time for holding the meeting. Failing which the proxy will not be valid. The grant of a proxy does not prevent you from attending the annual general meeting and voting in person.

Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares represented by their ADSs at the annual general meeting must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.

The Company’s annual report can be accessed on the Company’s investor relations website at http://ir.baozun.com as well as the SEC’s website at http://www.sec.gov. The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and holders of ADSs upon request. Requests should be directed to the Company's investor relations department at ir@baozun.com.

By Order of the Board of Directors of Baozun Inc.

/s/ Vincent Wenbin Qiu
Vincent Wenbin Qiu
Chairman

Shanghai, PRC

August 3, 2016

Executive Office: Building B, No. 1268 Wanrong Road, Shanghai, 200436, China	Registered Office: Novasage Incorporations (Cayman) Limited, Floor 4, Willow House, Cricket Square, P.O. Box 2582, Grand Cayman KY1-1103, Cayman Islands